February 10, 2011

Mr. Parker Morrill
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20649

Re:  NXT Nutritionals Holdings, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed February 2, 2011
        File No. 333-171481

Dear Mr. Morrill

We are in receipt of your letter dated February 8, 2011 and the following sets forth our responses to same:

Employment Agreements, page 37

Employment Agreement with David Briones, page 38

1.
File as an exhibit the consulting agreement entered into with Bartolomei Pucciarelli, LLC referenced in Mr. Briones’s employment agreement filed with the Form 8-K on February 12, 2009.  Clarify whether the consulting agreement was terminated along with Mr. Briones’s employment agreement on September 20, 2010.

Response:

We have included as an exhibit, the consulting agreement entered into with Bartolomei Pucciarelli, LLC referenced in Mr. Briones’s employment agreement filed with the Form 8-K on February 12, 2009.  The consulting agreement was terminated on September 30, 2010, but the employment agreement is still in effect.

2.
Your disclosure in footnote 2 to the table at the top of page 40 indicates that cash payments are made to Mr. Briones’s accounting firm.  Discuss these payments and whether they are made pursuant to the consulting agreement.  In addition, provide us with an analysis as to whether this consulting agreement also should be discussed under Item 404 of Regulation S-K.

Response:

The Registration Statement on Form S1 has been amended to disclose that all payments made to Mr. Briones’s accounting firm were made in accordance with the consulting agreement.  We have also disclosed the payments as compensation to Mr. Briones and footnote disclosed that the compensation was paid to Bartolomei Pucciarelli, LLC, the accounting firm where Mr. Briones was employed.  We do not believe that Item 404 of Regulations S-K is applicable as Mr. Briones was not a Owner/Partner of Bartolomei Pucciarelli, LLC.

Executive Compensation, page 40

3.
We note your response to comment two in our letter dated January 20, 2011.  Please disclose the amount paid to your CFO’s accounting firm for restatements associated with the 2008 and prior financial statements and for tax return preparation.  We also note that your Exhibits table suggests that Mr. Briones’s employment agreement is included in the filing referenced in footnote one, but Mr. Briones’s employment agreement appears to have been included in the filing referenced in footnote two.

Response:

The Registration Statement on Form S1 has been amended to disclose the amounts paid to Mr. Briones’ accounting firm for restatements associated with the 2008 and prior financial statements and for tax return preparation. The footnote has also been amended to properly reference Mr. Briones’s employment agreement.

Very truly yours

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
       Gregg E. Jaclin